Exhibit 99.2*

37 CAPITAL INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor		Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2024
Jackpot Digital Inc.	$	(82,328)	(28,669)	928	0	(110,069)
Jacob H. Kalpakian		0	0	0	0	0

2023
Jackpot Digital Inc.	$	(62,828)	(28,288)	8,788	0	(82,328)
Jacob H. Kalpakian		(14,110)	(386)	(14,496)	0	0

2022
Jackpot Digital Inc.	$	(33,401)	(29,427)	0	0	(62,828)
Jacob H. Kalpakian		(0)	(38,828)	24,718	0	(14,110)